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November 18, 2013

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	RCM Technologies, Inc.
Definitive Proxy Statement on Schedule 14A
Filed October 30, 2013 by IRS Partners No. 19, L.P. et al.
File No. 001-10245

Dear Mr. Hindin:

We write on behalf of our client, IRS Partners No. 19, L.P., and the other participants in its solicitation (collectively, the “Stockholder Group”), in response to the verbal comment issued by the Staff on November 15, 2013, requesting information to support the statement below that is included in the above-referenced filing.

Statement:  “We were amenable to the implementation of the declassification proposal at the 2013 Annual Meeting if the Company in turn agreed that all directors would stand for re-election to serve one-year terms at the 2014 Annual Meeting (not just the Stockholder Group’s two Nominees).”

Response:  From late August through October 2013, representatives of RCM Technologies, Inc. (“RCM”) and the Stockholder Group engaged in settlement discussions aimed at resolving disputes relative to the issues at stake in the contested election scheduled for the 2013 Annual Meeting of Stockholders (the “2013 Annual Meeting”).  During the settlement process, the parties exchanged a number of draft term sheets and held several telephone conversations.  In addition to positions taken by our clients in the written record, which we are providing to the Staff on a supplemental basis, the Stockholder Group has specifically confirmed to us that it was amenable during settlement discussions to implementation of the declassification proposal at the 2013 Annual Meeting, so long as all directors would stand for re-election at the 2014 annual meeting of stockholders (“2014 Annual Meeting”), not just the Stockholder Group’s two nominees.  At no time, in any written documentation or verbal communications between the parties, did the Stockholder Group insist on delaying declassification of the Board until the 2014 Annual Meeting.  Rather, the Stockholder Group has confirmed to us that its proposal (declassification in 2013, all directors stand in 2014) was verbally discussed with RCM, albeit qualified with a statement that all members of the Stockholder Group would need to agree to said proposal prior to confirming the Stockholder Group’s agreement therewith.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 18, 2013

Below is a brief outline of the material documents relating to settlement discussions, which we are providing to the Staff on a supplemental basis:

•
August 15, 2013 – RCM sent a letter to the Stockholder Group that did not contemplate declassification of the Board at the 2013 Annual Meeting.  Instead, the proposal indicated that a declassification proposal would be voted upon at the 2013 Annual Meeting and, if approved by stockholders, implemented thereafter.  In other words, the Stockholder Group believed that the declassification proposal would be implemented at the 2014 Annual Meeting.  In addition, the RCM letter included a proposed standstill expiring January 1, 2015 with no indication of when the nomination deadline for the 2015 annual meeting of stockholders (the “2015 Annual Meeting”) would be.  See Exhibit A.

•
September 4, 2013 – The Stockholder Group responded with a more comprehensive term sheet for settlement.  The Company then decided to publicly and selectively disclose this term sheet as Exhibit C to its investor presentation filed on November 13, 2013, without disclosing the context: i.e., the Company’s previous proposal of August 15, 2013, to which the Stockholder Group was responding.  In the term sheet, the Stockholder Group merely confirmed the very terms originally proposed by RCM in its August 15th letter:  that stockholders would vote at the 2013 Annual Meeting on a proposal to declassify the Board and that such proposal first would be implemented at the 2014 Annual Meeting.  Accordingly, the Stockholder Group’s nominees would be appointed to a three year term at the 2013 Annual Meeting since the Board would not yet be declassified.  See Exhibit B.

•
On September 10, 2013 – RCM responded with a new settlement proposal, for the first time proposing to declassify the Board at the 2013 Annual Meeting.  RCM’s new proposal also included a much broader standstill than the standstill proposed by RCM on August 15, 2013 that would expire 10 business days prior to the close of the nomination window for the 2015 Annual Meeting.  Given the short time window for nominating directors following expiration of the proposed standstill, the provision effectively would have made it impossible to find qualified nominees to stand for election at the 2015 Annual Meeting, thus amounting to yet an additional year’s standstill, which was unacceptable to the Stockholder Group.  See Exhibit C.

•	From September 10, 2013 through September 19, 2013 – RCM and the Stockholder Group had verbal communications regarding settlement.

•
On September 19, 2013, RCM requested that the Stockholder Group draft a settlement agreement.  The Stockholder Group understood that the draft settlement agreement would be along the lines of the Stockholder Group’s September 4, 2013 proposal.

•	On September 20, 2013, the Stockholder Group delivered a draft settlement agreement along the lines of the Stockholder Group’s September 4, 2013 proposal. See Exhibit D.

November 18, 2013

•
On September 26, 2013, RCM returned a heavy mark up of the draft settlement agreement, again requiring a significantly broader standstill that would not expire until 10 business days prior to the nomination deadline for the 2015 Annual Meeting.  Specifically, the standstill would have prevented the Stockholder Group from having any discussions (even private discussions) with any person until 10 business days prior to the nomination deadline for the 2015 Annual Meeting.  In the opinion of the Stockholder Group, this inability to have even private discussions to seek out potential director candidates would effectively limit their ability to nominate at the 2015 Annual Meeting (given the short 10 business day window), while RCM would no longer be obligated to recommend the re-nomination of the Stockholder Group’s two nominees at the 2015 Annual Meeting.  See Section 2(a)(vii), (xiv) and (xx) and Section 2(d) of RCM’s mark up.  Moreover, there were a number of other legal issues present in RCM’s mark up, including a request for release of all claims and a very comprehensive covenant not to sue.  See Sections 21 and 23 of RCM’s mark up.   Notably, RCM has not disclosed its heavy mark up publicly.  See Exhibit E.

•
From September 27, 2013 through October 1, 2013, RCM and the Stockholder Group exchanged a number of emails.   As the Stockholder Group makes clear, there were several business issues to discuss between the principals, which were not to the exclusion of the legal issues identified above.  While it appears in various emails that RCM is attempting to trap the Stockholder Group into stating that it wished to delay the declassification of the Board until the 2014 Annual Meeting, the written record is clear that the Stockholder Group never expressed this intent.  We can confirm on behalf of the Stockholder Group that it never expressed this intent in any verbal communications either.  As noted above, the Stockholder Group further confirms that it was amenable to implementation of the declassification proposal at the 2013 Annual Meeting if all directors would stand for re-election at the 2014 Annual Meeting, not just its two nominees, particularly in light of the overly broad standstill.  Moreover, the Stockholder Group believes it is misleading for RCM to mischaracterize settlement discussions by suggesting that the declassification of the Board and expenses were the only issues at hand.  The Stockholder Group also believes it is misleading for RCM to state (as recently as today’s press release) that the Stockholder Group “adamantly insisted” that the declassification of the Board be delayed and that “it was advised in writing by the Legion Group’s Bradley S. Vizi that a proxy contest at the 2013 Annual Meeting could only be avoided if RCM was willing to delay implementing its board declassification until the 2014 Annual Meeting,” without evidence of same and without noting that RCM was requesting a very broad standstill, among numerous other provisions which were never resolved.  See Exhibit F.1 and F.2.

Please contact the undersigned with any questions you may have regarding this letter.

Very truly yours,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman